
11008068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC Mail Processing
RECEIVED
JUN 30 2011
Section
Washington, DC
211

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
SALARIED 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
414 Union Street, Suite 2000
Nashville, Tennessee 37219-1711

PDXDOCS:1553862.2

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Independent Auditors' Report dated June 28, 2011	1
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for Years Ended December 31, 2010 and 2009	3
Notes to Financial Statements – Years Ended December 31, 2010 and 2009	4-11
Schedule of Assets Held for Investment Purposes	13

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Exhibit 23 – Consent of Independent Auditors 19

Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2010 and 2009, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS: AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–11
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010 —	12
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
3900 U.S. Bancorp Tower
111 S.W. Fifth Ave.
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Finance and Audit Committee of
Louisiana-Pacific Corporation:

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 28, 2011

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Cash	$ 539	$ -
Investments — at fair value:		
Stable value fund	21,165,131	20,707,486
Louisiana-Pacific Corporation common stock	17,895,437	14,539,295
Mutual funds	96,064,331	83,292,941
Total investments — at fair value	135,124,899	118,539,722
Receivables:		
Participant loans	1,477,975	1,487,864
Contributions	223,345	137,559
Total receivables	1,701,320	1,625,423
Total assets	136,826,758	120,165,145
LIABILITIES — Administrative expenses payable	23,176	21,179
NET ASSETS AVAILABLE FOR BENEFITS — At fair value	136,803,582	120,143,966
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(764,997)	(621,841)
NET ASSETS AVAILABLE FOR BENEFITS	$ 136,038,585	$ 119,522,125

See notes to financial statements.

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:		
Contributions:		
Employer contributions	$ 1,307,560	$ 269,057
Participant contributions	5,326,782	5,253,552
Total additions	6,634,342	5,522,609
Investment income:		
Dividend income	3,041,882	2,877,329
Net appreciation in fair value of investments (includes realized gains and losses)	14,998,327	30,751,650
Net investment income	18,040,209	33,628,979
Interest income on participant loans	86,397	105,837
DEDUCTIONS:		
Administrative expenses	105,542	95,074
Benefits paid to participants	8,138,946	10,137,743
Total deductions	8,244,488	10,232,817
NET INCREASE	16,516,460	29,024,608
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	119,522,125	90,497,517
End of year	$ 136,038,585	$ 119,522,125

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General — The Plan is a defined contribution and profit sharing plan covering all salaried employees of Louisiana-Pacific Corporation (the "Company" or "LP"), except those members of a collective bargaining unit and certain temporary, leased, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 (ERISA). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator") comprised of a minimum of three members appointed by LP.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans or conduit Individual Retirement Arrangements.

Each participant may authorize LP to contribute into the Plan on a pretax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $16,500 for 2010 and 2009. Participants over 50 years of age may contribute an additional $5,500 for 2010 and 2009 under certain circumstances.

LP matched participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. The employer match was suspended in accordance with the Plan as of February 1, 2009. The Plan was amended effective January 1, 2010, such that LP matches participant contributions at 100% of the first 2% of eligible compensation. LP may also make a discretionary profit sharing contribution. No discretionary profit sharing contribution was made in 2010 or 2009. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, LP common stock, and a stable value fund as investment options for participants. Please see Note 4 to the financial statements.

Vesting — Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)
- Completion of five years of service (three years of service for the profit sharing contributions of a participant with an hour of service on or after January 1, 2008)
- Death
- Attainment of age 65 (age 60 for the amounts transferred from the Employee Share Ownership Trust (ESOT))
- Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan announced in 2002, or as a result of the Plan Amendment adopted in 2009 that includes automatic vesting due to plant closure, plant sale, or position elimination occurring between January 1, 2007 and a time when plant closures, plant sales, and position eliminations stabilize, which occurred December 31, 2009.

Payment of Benefits — Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65
- Death of the participant
- Termination of employment

On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments over a twenty-year period. If the participant has an account balance less than $1,000 in the Plan, installment payments or partial distributions are not permitted and distribution to a participant or beneficiary will be made in one lump-sum.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with Prime plus 1% at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Hardship Withdrawals — No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship.

Forfeited Accounts — Plan funds forfeited by participants who terminated employment before they were fully vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. In 2010 and 2009, the amounts forfeited were $230,490 and $112,670, respectively. These forfeitures were used to pay administrative plan expenses and to offset employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The carrying amounts of cash and the contributions receivable approximate fair value due to the short-term maturity of the instruments.

The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. The stable value fund is stated at fair value and then adjusted to contract value as described below.

The stable value fund (the "Fund") is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

In accordance with GAAP, the stable value fund is included at fair value within investments in the statements of net assets available for benefits, and an additional financial statement line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Participant Loans — Participant loans consist of notes receivable from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Benefit payments are recorded when disbursed.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Transfers — Along with the Plan, the Company also sponsors a 401(k) plan for hourly employees. If employees change their hourly or salary status at any point, their account balances may be transferred into the corresponding plan. For the years ended December 31, 2010 and 2009, Plan transfers into the salaried plan from the hourly plan were $128,036 and $174,912, respectively, and Plan transfers out from the salaried plan to the hourly plan were zero and $12, respectively.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board's (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

3. SUBSEQUENT EVENTS

On January 1, 2011, the Plan was amended to accept Roth elective contributions effective January 1, 2011.

In addition, effective January 1, 2011, the Plan was amended such that eligible participants contributing less than 5% will have their contribution percentages automatically increased to 5% each year at the beginning of the year, unless the participant opts out of this feature.

4. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — industrial materials	$ 17,895,437	$ -	$ -	$ 17,895,437
Mutual funds:				
Domestic stock funds	36,009,651			36,009,651
Balanced funds	42,801,350			42,801,350
International stock fund	6,410,634			6,410,634
Fixed income funds	10,842,696			10,842,696
Total mutual funds	96,064,331	-	-	96,064,331
Stable value fund	-	21,165,131	-	21,165,131
Total	$ 113,959,768	$ 21,165,131	$ -	$ 135,124,899

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009.

	for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Common stock — industrial materials	$ 14,539,295	$ -	$ -	$ 14,539,295
Mutual funds:				
Domestic stock funds	30,124,615			30,124,615
Balanced funds	37,699,756			37,699,756
International stock fund	5,866,723			5,866,723
Fixed income funds	9,601,847			9,601,847
Total mutual funds	83,292,941	-	-	83,292,941
Stable value fund	-	20,707,486	-	20,707,486
Total	$ 97,832,236	$ 20,707,486	$ -	$ 118,539,722

For the years ended December 31, 2010 and 2009, there were no significant transfers between Levels 1, 2 or 3.

The Plan's investments are held by the trustee and are recorded at fair value.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. LP common stock is valued at quoted market price.

The common collective trust fund, with underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common collective trust fund is a Stable Value Fund, and its fair value is determined using the net asset value provided by the administrator of the fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

6. ADMINISTRATION OF PLAN ASSETS

As of December 31, 2010 and 2009, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

7. INVESTMENTS

The assets held by the Plan that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009
T. Rowe Price Stable Value Fund	$21,165,131	$20,707,486
PIMCO Total Return Fund Institutional Class	10,338,235	9,601,847
T. Rowe Price Balanced Fund	9,010,084	8,351,579
T. Rowe Price Growth Stock Fund	11,139,898	9,745,406
T. Rowe Price Retirement 2020 Fund	11,988,560	10,712,036
T. Rowe Price Retirement 2030 Fund	7,907,582	6,174,872
Vanguard Institutional Index	7,731,400	7,060,648
Louisiana-Pacific Corporation common stock	17,895,437	14,539,295

During the years ended December 31, 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Investments — at fair value:		
Mutual funds	$ 10,060,910	$ 17,269,016
Louisiana-Pacific Corporation common stock (1)	4,937,417	13,482,634
Net appreciation in fair value of investments	$ 14,998,327	$ 30,751,650

(1) Represents a party-in-interest to the Plan.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common trust funds and mutual funds managed by T. Rowe Price Associates, Inc. T. Rowe Price Trust Company, an affiliate of T. Rowe Price Investment Management, Inc., is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions.

At December 31, 2010 and 2009, the Plan held 1,891,695 and 2,082,993 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $13,982,548 and $15,018,491, respectively. During the years ended December 31, 2010 and 2009, there was no dividend income from common stock of the Company to be recorded.

9. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed LP by a letter dated June 10, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2010 and 2009, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010 and 2009, is as follows:

	2010	2009
Net assets available for benefits per the financial statements	$ 136,038,585	$ 119,522,125
Adjustment from contract value to fair value for fully benefit — responsive investment contracts	764,997	621,841
Net assets available for benefits per the Form 5500	$ 136,803,582	$ 120,143,966

The following is a reconciliation of net investment income (includes dividend income, interest income, unrealized gains and losses and realized gains and losses) for the years ended December 31, 2010 and 2009, to Form 5500:

	2010	2009
Net investment income per financial statements	$ 18,040,209	$ 33,628,979
Interest income on participant loans	86,397	105,837
Adjustment from contract value to fair value for fully benefit — responsive investment contracts	143,156	804,970
Net investment income per Form 5500	$ 18,269,762	$ 34,539,786

* * * * * *

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

a)	b) Identity of Issue	c) Description of Investment	d) Number of Shares	e) Cost	Current Value
*	T. Rowe Price Stable Value Fund	Common trust fund	20,400,134	(1)	$ 21,165,131
	Artio International Equity	Mutual fund	212,695	(1)	6,410,634
	PIMCO Total Return Fund Institutional Class	Mutual fund	952,833	(1)	10,338,235
*	T. Rowe Price Balanced Fund	Mutual fund	466,844	(1)	9,010,084
*	T. Rowe Price Equity Income Fund	Mutual fund	115,362	(1)	2,732,919
*	T. Rowe Price Growth Stock Fund	Mutual fund	346,498	(1)	11,139,898
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	81,174	(1)	4,751,134
*	T. Rowe Price Mid-Cap Value Fund	Mutual fund	237,259	(1)	5,625,412
*	T. Rowe Price Retirement 2005 Fund	Mutual fund	16,006	(1)	181,506
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	365,826	(1)	5,611,766
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	88,082	(1)	1,047,299
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	729,231	(1)	11,988,560
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	73,641	(1)	886,634
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	457,615	(1)	7,907,582
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	14,962	(1)	182,990
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	308,314	(1)	5,370,826
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	12,147	(1)	141,028
*	T. Rowe Price Retirement 2050 Fund	Mutual fund	15,895	(1)	154,819
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	2,736	(1)	26,351
	Vanguard Institutional Index	Mutual fund	67,224	(1)	7,731,400
	Vanguard Inflation-Protected Bond	Mutual fund	38,805	(1)	504,461
	Oppenheimer Main ST. SM CAP Y	Mutual fund	187,827	(1)	4,028,888
*	T. Rowe Price Retirement Income Fund	Mutual fund	22,266	(1)	291,905
*	Louisiana-Pacific Corporation	Common stock	1,891,695	(1)	17,895,437
*	Participant loans	Notes receivable from participants (interest rates between 4.25% and 9.25%, maturing between 2011 and 2015)	N/A	N/A	1,477,975
					$ 136,602,874

* Party-in-interest

(1) Cost is not required as investments are participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC SALARIED 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: Becky Barckley
Becky Barckley, Member

Dated: 6/29/11



Deloitte & Touche LLP
3900 U.S. Bancorp Tower
111 S.W. Fifth Ave.
Portland, OR 97204-3642
USA
Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-156144 and No. 333-153080 on Form S-8 of our report dated June 28, 2011, relating to the financial statements and supplemental schedule of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan, appearing in this Annual Report on Form 11-K of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan for the year ended December 31, 2010.

Deloitte & Touche LLP

June 28, 2011